Exhibit 4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Four Seasons Hotels Inc.

We consent to the inclusion in this annual report on Form 40-F of (i) our audit report dated March 8, 2006 on the consolidated balance sheets of Four Seasons Hotels Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations, retained earnings, cash provided by operations and cash flows for the years then ended, (ii) our audit report dated March 8, 2006, on the supplementary information entitled "Reconciliation with United States Generally Accepted Accounting Principles", and (iii) our Comments for U.S. Readers on Canada-U.S. Reporting Difference, dated March 8, 2006, each of which is contained in this annual report on Form 40-F of Four Seasons Hotels Inc. for the fiscal year ended December 31, 2005.

/s/ KPMG LLP

Toronto, Canada
March 8, 2006